Exhibit 23.1

Consent of Independent Registered
Public Accounting Firm

The Board of Directors

Shenandoah Telecommunications Company:

We consent to the incorporation by reference in the registration statements No. 333-21733 on Form S-8,  No. 333-74297 on Form S3-D, and No. 333-127342 on Form S-8 of Shenandoah Telecommunications Company of our reports dated March 5, 2013, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of Shenandoah Telecommunications Company.

/s/ KPMG LLP

Richmond, Virginia
March 5, 2013